UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
 PURSUANT TO RULE 13d-2(b)
Amendment No. 2

PIONEER STANDARD ELECTRONICS, INC.
(Name of Issuer)


COMMON STOCK
(Title of Class of Securities)

723877106
(CUSIP Number)

DKR CAPITAL PARTNERS L.P.
1281 East Main Street
Stamford, Connecticut 06902
(203) 324-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with copies to-


December 31, 2003
(Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

 X Rule 13d-1(b)
 	Rule 13d-1(c)
	Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
  Act but shall be subject to all other provisions of the Act .


CUSIP No. 723877106

1.  Name of Reporting Person I.R.S. Identification
      Nos. of Above Persons (entities only)

DKR Capital Partners L.P.

2. Check the Appropriate Box If A Member Of A Group (See Instructions)

(a)
(b)

3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power
0

6. Shared Voting Power
0

7. Sole Dispositive Power
0

8. Shared Dispositive Power
0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instruction)

11. Percent of Class Represented by Amount in Row 9   	 0

12. Type of Reporting Person (See Instructions)   IA


Item 1:	Security and Issuer

1(a) 	Name of Issuer
Pioneer Standard Electronics, Inc.

1(b)	Address of Issuer's Principal Executive Offices
6065 Parkland Blvd.
Mayfield Heights, OH 44124
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:

DKR Capital Partners L.P.

2(b)	Address of Principal Business Office or, if none, Residence:

The address of the reporting person is:
1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/ Corporation organized
Delaware, USA

2(d)	Title of Class of Security
Common Stock

2(e)	Cusip Number
723877106


Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities
        Exchange Act of 1934, check whether the filing is a:

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
c. Insurance Company as defined in Section 3(a)(19) of the Act,
d. Investment Company registered under Section 8 of the Investment Company Act,
e. Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
f. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
g. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see Item 7)
h. A saving association as defined in Section 3(b) of the Federal
        Deposit Insurance Act (12 U.S.C. 1813)
i. A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership

4(a)	Amount Beneficially Owned

0

4(b)	Percent of Class

0


4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote
0

(ii) Shared power to vote or to direct the vote
0

(iii) Sole power to dispose or to direct the disposition of
0

(iv) Shared power to dispose or to direct the disposition of
0

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following


Instruction: Dissolution of a group requires a response to this item.

Item 6:  	Ownership of More than Five percent on Behalf of Another Person.


Item 7: 	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule
190:    13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 8:	Identification and Classification of Members of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if
214:    required, by members of he group, in their individual capacity.
215:    See item 5.

Not Applicable

Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Signature

After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this
234:    statement is true, complete and correct.

Date:	February 3, 2004

/s/ Anthony Girodano

____________________________
Signature

Anthony Giordano